EXHIBIT 12

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(a)

Sunoco, Inc. and Subsidiaries

(Millions of Dollars Except Ratio)

For the Year Ended December 31, 2003
(UNAUDITED)
Fixed Charges:
Consolidated interest cost and debt expense	$114
Proportionate share of interest cost and debt expense of 50 percent-owned-but-not-controlled investees (b)	4
Interest allocable to rental expense(c)	46

Total	$164

Earnings:
Consolidated income before income tax expense	$495
Minority interest in net income of subsidiaries having fixed charges	15
Proportionate share of income tax expense of 50 percent-owned-but-not-controlled investees	3
Equity loss of less-than-50-percent-owned investees	14
Dividends received from less than 50 percent owned investees	13
Fixed charges	164
Interest capitalized	(3)
Amortization of previously capitalized interest	2

Total	$703

Ratio of Earnings to Fixed Charges	4.29

(a)	The consolidated financial statements of Sunoco, Inc. and subsidiaries contain the accounts of all operations that are controlled (generally more than 50 percent owned). Corporate joint ventures and other investees over which the Company has the ability to exercise significant influence but that are not controlled (generally 20 to 50 percent owned) are accounted for by the equity method.
(b)	Consists of Sunoco’s share of interest cost and debt expense of the Epsilon Products Company, LLC (“Epsilon”) polypropylene joint venture in which the Company is a partner. Sunoco guarantees Epsilon’s $120 million term loan due in 2006 and borrowings under Epsilon’s $40 million revolving credit facility maturing in 2006, which amounted to $28 million at December 31, 2003. Epsilon’s interest and debt expense totaled $4 million for the year ended December 31, 2003.
(c)	Represents one-third of total operating lease rental expense which is that portion deemed to be interest.